RUBICON MINERALS CORPORATION
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6

Notice of Change of Auditor
Pursuant to National Instrument 51-102

TO:                      De Visser Gray LLP, Chartered Accountants

AND TO:                      PricewaterhouseCoopers LLP, Chartered Accountants

AND TO:                      Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Government of Newfoundland and Labrador, Financial Services Regulation Division
Prince Edward Island Securities Office

May 7, 2012

Dear Sirs/Mesdames:

Re:           Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Rubicon Minerals Corporation (the “Company”).

(1)
The Company and De Visser Gray LLP, Chartered Accountants (the “Former Auditors”) have agreed that the Former Auditors will resign as auditors of the Company and not stand for reappointment at the Company’s 2012 Annual General Meeting (the “AGM”), said resignation to be effective on the date of the AGM, being June 27, 2012.

(2)
The Former Auditors’ resignation was considered by the Company’s Audit Committee and recommended to the Board of Directors of the Company. The decision was thereafter considered and approved by the Company’s Board of Directors.

(3)
On April 30, 2012, the Audit Committee also recommended and the Board of Directors considered and approved, subject to the satisfaction of applicable corporate and regulatory requirements, proposing at the AGM the appointment of PricewaterhouseCoopers LLP, Chartered Accountants (the “New Auditors”), as auditors of the Company to provide audit services to the Company for the year ending December 31, 2012, and for the New Auditors to hold office as auditors of the Company until the next annual general meeting of shareholders of the Company following the AGM.

(4)
There were no reservations in the Former Auditors’ reports on the financial statements of the Company for: (a) the two most recently completed financial years; or (b) for any period subsequent thereto for which an audit report was issued.

(5)	In the opinion of the Audit Committee and the Board of Directors of the Company, there are no reportable events, as such term is defined in subparagraph 4.11(1) of NI 51-102.

RUBICON MINERALS CORPORATION
Per:

/s/ Julian Kemp

Julian Kemp
Chair of the Audit Committee